SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                  STEMCELLS, INC.
             ------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    85857R105
             ------------------------------------------------------
                                 (CUSIP NUMBER)



                                December 9, 2003
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                               Page 1 of 9 Pages

CUSIP No. 85857R105                   13G                Page 2 of 9 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                The Riverview Group LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
            -----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,348,005
OWNED BY
            -----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
            -----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,348,005
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    5,348,005
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            12.65%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                  00
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 85857R105                   13G                Page 3 of 9 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Millennium Holding Group, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
            -----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,348,005
OWNED BY
            -----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
            -----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,348,005
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    5,348,005
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            12.65%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                          PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 85857R105                   13G                Page 4 of 9 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Millennium Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
            -----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,348,005
OWNED BY
            -----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
            -----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,348,005
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,348,005
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             12.65%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                       00
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 85857R105                   13G                Page 5 of 9 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                    Israel A. Englander
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
                    ---------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,348,005
OWNED BY
                    ---------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
                    ---------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,348,005
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,348,005
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             12.65%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                            IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 85857R105                   13G                Page 6 of 9 Pages


Item 1.

(a)  Name of Issuer

            StemCells, Inc., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices:

            3155 Porter Drive, Palo Alto, California, 94304

Item 2(a).  Name of Person Filing


Item 2(b).  Address of Principal Business Office


Item 2(c).  Citizenship

            The Riverview Group, LLC
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Holding Group, L.P.
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Israel A. Englander
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

(d)  Title of Class of Securities

            Common Stock, par value $0.01 per share

(e)  CUSIP Number 85857R105


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 85857R105                   13G                Page 7 of 9 Pages


(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4. Ownership

(a)  Amount Beneficially Owned

     As of the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 4,025,289 shares of Common Stock owned outright by The Riverview Group LLC, a Delaware limited liability company ("Riverview") and (ii) 1,322,716 shares of Common Stock currently issuable to Riverview upon the exercise of certain warrants.

     Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview. Israel A. Englander
("Mr. Englander") is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. Each of Holding, Millennium Management and Mr. Englander disclaims any beneficial ownership of the shares owned by Riverview.

     Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no ability to control Holding. Therefore, as of the date of this filing, Partners may not be deemed a beneficial owner of the shares of the Company or a member of the above-listed group.

(b)  Percent of Class

     Approximately 12.65% as of the date of this filing. (Based on the Company's 424B2 Prospectus (the "Prospectus") filed on December 10, 2003, (i) there were 35,969,400 shares of Common Stock issued and outstanding as of December 3, 2003 and (ii) 5,000,000 shares of Common Stock were issued pursuant to the Prospectus. In addition, Riverview owns the warrants to purchase 1,322,716 shares of Common Stock referred to in the first paragraph of Item 4(a) above.)

(c)  Number of shares as to which such person has:

       (i) Sole power to vote or to direct the vote:
           -0-

CUSIP No. 85857R105                   13G                Page 8 of 9 Pages



       (ii) Shared power to vote or to direct the vote

            5,348,005 shares of Common Stock

      (iii) Sole power to dispose or to direct the disposition of

            -0-

       (iv) Shared power to dispose or to direct he disposition of

            5,348,005 shares of Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item   8. Identification and Classification of Members of the Group
     This statement is filed by:

        (i) Riverview;

       (ii) Holding, as the sole member of Riverview;

      (iii) Millennium Management, as the general partner and investment advisor of Holding; and

       (iv) Mr. Englander, as the sole managing member of Millennium Management.

Item 9.  Notice of Dissolution of Group

              Not applicable

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85857R105                   13G                Page 9 of 9 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 19, 2003



THE RIVERVIEW GROUP, LLC                     MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,          By: Millennium Management, LLC
    its sole member                          its general partner


By: Millennium Management, LLC               By:/s/ Israel A. Englander
    its general partner                         ----------------------------
                                                Name:  Israel A. Englander
                                                Title: Managing Member
By:/s/ Terry Feeney
   --------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, LLC

By:/s/ Israel A. Englander                   /s/ Israel A. Englander
   --------------------------------          -------------------------------
   Name:  Israel A. Englander                Israel A. Englander
   Title: Managing Member